Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Aon-Hewitt Merger

Media Coverage

July 12, 2010 - July 20, 2010 | Publication Date : 20 July 2010

A sample summary of articles that appeared on the Aon-Hewitt merger.

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Insurance giant has taste for human resources

The Times, 13 July 2010, 397 words , (English)

The world's largest insurance broker is to buy the human resources consultancy Hewitt Associates for $4.9 billion. In what would be its biggest deal to date, Aon will combine Hewitt with its Aon Consulting unit to create Aon Hewitt, a ...

Big buy boosts Aon in benefit consulting; Hewitt deal brings portfolio of big clients, doubles revenues

Business Insurance, 19 July 2010, 884 words , (English)

Aon Corp.' s acquisition of Hewitt Associates Inc. will catapult Aon to the top tier of providers of employee benefit consulting and outsourcing services to the nation' s biggest employers.

Aon, Hewitt merge

Chicago Daily Herald, 13 July 2010, 588 words , (English)

How Lincolnshire-based Hewitt Associates Inc. will look once its merger with Aon Corp. is completed in mid-November is still unknown. But expect some type of cuts involving "redundancies," Aon Chief Executive Officer Greg Case said during a ...

Consolidating Consultants: Aon Agrees to Buy Hewitt

The Wall Street Journal (Online and Print), 13 July 2010, 760 words , (English)

In another sign of consolidation in the management-consulting industry, Aon Corp. agreed to buy Hewitt Associates Inc. in a cash-and-stock deal valued at about $4.9 billion.

Aon will purchase Hewitt for $4.9B; Insurance giant to add HR consultants as health reform alters landscape

Chicago Tribune, 13 July 2010, 498 words , (English)

Chicago-based Aon Corp. will purchase human resources consulting firm Hewitt Associates of Lincolnshire for $4.9 billion in cash and stock in a

DOWJONES © 2010 Factiva, Inc. All rights reserved.

Page 1

move to expand its offerings to global employers navigating the complexities of health care ...

Hewitt-Aon merger will redefine HR space

The Times of India, 13 July 2010, 406 words , (English)

BANGALORE: The merger of Chicago-based HR consulting firm Hewitt Associates with Aon Corporation, an insurance broking company will create the mother of all human resource outsoucing firms that exist in the market today. Industry experts ...

3rd UPDATE: Aon To Buy Hewitt In $4.9 Billion Cash-And-Stock Deal

Dow Jones Business News, 17:10, 12 July 2010, 743 words , (English)

(Updates value of deal and the closing stock prices in the fourth paragraph and conference call comment in the 11th paragraph.) By Erik Holm and Nathan Becker Of DOW JONES NEWSWIRES

UPDATE 5-Aon to buy Hewitt for $4.9 bln, creates HR giant

Reuters News, 6:24, 12 July 2010, 960 words , (English)

* Values Hewitt at $50 per share, a 41 percent premium * Deal to add to Aon's 2011 adjusted EPS * Hewitt CEO to lead merged unit, Aon Hewitt * Aon closed down 7 pct, Hewitt up 32 pct (Adds termination fee details in paragraphs 24 and 25, share ...

Aon to acquire Hewitt for $4.9 billion in cash and stock, strengthening role in HR consulting

Associated Press Newswires, 17:38, 12 July 2010, 476 words , (English)

CHICAGO (AP) - Insurance conglomerate Aon Corp. said Monday it has agreed to buy human resources specialist Hewitt Associates for $4.9 billion in a cash-and-stock deal that would nearly triple the size of its consulting business.

Aon to buy Hewitt for $4.9-billion; Deal allows insurance broker to expand consultancy operations

The Globe and Mail (Breaking News), 12 July 2010, 454 words , (English)

Chicago -- Insurance conglomerate Aon Corp. said Monday it has agreed to buy human resources specialist Hewitt Associates for $4.9-billion in a cash-and-stock deal that would nearly triple the size of its consulting business.

DOWJONES © 2010 Factiva, Inc. All rights reserved.

Page 2

Aon to Buy Hewitt for $4.9 Billion

NYT Blogs, 12 July 2010, 243 words ,

The Aon Corporation, the insurance agreed buy human resources company ciates Hewitt for Asso in$4.9 and stock to expand itsconsulting operations.

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Associated Press

Aon to acquire Hewitt for $4.9 billion in cash and stock, strengthening role in HR consulting

By DAVE CARPENTER

12 July 2010 16:57 GMT

CHICAGO (AP)—Insurance conglomerate Aon Corp. said Monday it has agreed to buy human resources specialist Hewitt Associates for $4.9 billion in a cash-and-stock deal that would nearly triple the size of its consulting business.

The deal, assuming it is approved by regulators, is the company’s biggest ever and dramatically expands its push into human resources consulting worldwide. Aon is the world’s largest insurance broker but trails rival Marsh & McLennan Co., whose subsidiaries include Mercer and Oliver Wyman Group, in the size of its consulting business.

Hewitt, based in Lincolnshire, Ill., is one of the world’s biggest human resources consulting and outsourcing companies with over $3 billion in annual revenue and 23,000 employees in 32 countries.

Aon CEO Greg Case said on a conference call that his company, based in Chicago, aims to be the preeminent professional services firm in the world.

“As we continue to grow our business, this merger will give us a broader portfolio of innovative products and services,” he said.

Aon said it will pay $50 per Hewitt share, a 41 percent premium over Hewitt’s closing price Friday of $35.40.

That sent Hewitt shares up $11.32, or 32 percent, to $46.72 in afternoon trading while Aon shares fell $2.87, or 7.5 percent, to $35.47.

Morningstar analyst Bill Bergman said Aon may have overpaid.

“The transaction reflects the favorable economics of combining commercial insurance brokerage and human resources consulting businesses under one umbrella,” he said in a note to investors. “But we are concerned about the price Aon is paying.”

Aon has made dozens of acquisitions in recent years aimed at strengthening and reorganizing the company in the face of declining insurance rates and weak economic growth. It has more than 36,000 employees in over 100 countries.

It plans to integrate Hewitt with its existing consulting and outsourcing operations and create a new unit, Aon Hewitt. Russ Fradin, chairman and chief executive of Hewitt, will become chairman and CEO of Aon Hewitt.

Aon said it expects the deal to save $355 million annually beginning in 2013, primarily from reducing back-office areas, management overlap and public company costs and getting more from technology platforms. It said the deal will help earnings in 2011 and 2012.

© 2010 Factiva, Inc. All rights reserved.

Hewitt stockholders will receive $25.61 in cash and about 0.64 percent of a share in Aon stock per Hewitt share. The total payment will be $2.45 billion in cash and 64 million shares. The deal is expected to close by mid-November.

© 2010 Factiva, Inc. All rights reserved.

Business Insurance

NEWS

Big buy boosts Aon in benefit consulting; Hewitt deal brings portfolio of big clients, doubles revenues JERRY GEISEL

884 words

19 July 2010 Business Insurance BZIN

0001

Volume 44; Number 29 English

(c) 2010 Crain Communications, Inc. All rights reserved.

Aon Corp.’s acquisition of Hewitt Associates Inc. will catapult Aon to the top tier of providers of employee benefit consulting and outsourcing services to the nation’s biggest employers.

In the biggest deal ever involving a benefit consultant, Aon last week said that it will purchase Hewitt in a cash-and-stock deal valued at $4.9 billion based on the July 9 close of Aon shares.

The deal eclipses last year’s merger of Towers, Perrin, Forster & Crosby Inc. and Watson Wyatt Worldwide Inc., a $3.5 billion deal that was the previous record merger of benefit consultants.

Chicago-based Aon hopes to complete the acquisition by mid-November. At that point, it plans to integrate Hewitt and its Aon Consulting unit and change its name to Aon Hewitt. Aon Hewitt’s chairman and CEO will be Russ Fradin, who now holds the same titles at Lincolnshire, Ill.-based Hewitt.

While Hewitt and Aon Consulting each generate just over $1 billion in consulting revenues, their market bases are strikingly different. Hewitt is a dominant player in the large-employer market. More than half of Fortune 500 companies are Hewitt clients, it says.

By contrast, Aon Consulting business is concentrated among middle-market employers—organizations with less than 2,500 employees.

Other differences between Hewitt and Aon Consulting are just as dramatic. In the outsourcing field, Hewitt’s $2 billion in revenues are about 10 times that of Aon Consulting revenues (see box, page 50).

Those differences had been noticed for a long time by Aon executives.

“While Aon is very strong in the middle market, acquiring Hewitt will significantly expand our ability to serve large employers,” Aon Consulting CEO Kathryn Hayley said.

In addition, a combined Aon Hewitt would bring more balance to Aon’s book of business, Ms. Hayley said.

Based on fiscal 2009 figures, 49% of Aon Hewitt’s revenues would be from consulting services, 40% from benefit outsourcing and 11% from human resources business process outsourcing. By contrast, about 85% of Aon Consulting revenues were derived from consulting in fiscal 2009.

© 2010 Factiva, Inc. All rights reserved.

While Hewitt was not seeking to be acquired and intended to remain independent (see story), the deal was compelling for several reasons, said Matt Levin, Hewitt’s senior vp of corporate development and strategy.

For some time, Hewitt wanted to be a bigger player in the middle market, but just didn’t have “enough feet” to win more business, Mr. Levin said. “This will help us exponentially in that market,” he said.

In addition, Aon has a greater global presence than Hewitt, said Mr. Levin, referring to Aon Consulting and its parent, Aon Corp.

At the same time, the deal is a win for Hewitt shareholders, as Aon will pay a 41% premium for their shares, and Hewitt employees, who will have more opportunities for advancement, he said.

Analysts and others say Hewitt’s capabilities will strengthen Aon.

“It makes them a much stronger player,” said Meyer Shields, an analyst with Stifel, Nicolaus & Co. in Baltimore.

“The Hewitt acquisition will further bolster Aon’s already strong global posture in the consulting area, broaden and complement its overall business risk and earnings profile, and create long-term operational synergies for the enterprise,” Neil Stein, director of financial institutions rating at Standard & Poor’s Corp. in New York, wrote in a research update.

“This a huge win for Aon,” said Mike Hager, president of Hager Strategic Inc., a Washingtonbased outsourcing consultant. “Overnight, this gives them the ability to compete” with the largest benefit consultants, he said in referring to Mercer L.L.C. and Towers Watson & Co.

In addition, Aon’s acquisition of Hewitt will add an organization that has been at the cutting edge in employee benefits design and administration, Mr. Hager said. “They anticipate where design is going,” he said.

Still, analysts say a major unknown is how quickly and successfully Aon Consulting and Hewitt can be integrated.

“There will be an integration challenge,” said Donn Bleau, national practice leader-human capital with executive recruiter Solomon Page Group L.L.C. in San Diego.

In fact, Mr. Bleau said one not-so-obvious beneficiary of the deal could be regional brokers looking to pick up more consulting talent to help clients cope with the requirements of the new health care reform law.

Even if the integration goes smoothly, some Aon and Hewitt consultants may decide to leave and some may be asked to leave if there is a duplication of services, Mr. Bleau said.

Aon said the transaction is expected to generate approximately $355 million in annual cost savings in 2013, primarily from reduction in back-office areas, public company costs, management overlap and leveraging its technology platform.

The transaction is certain to be scrutinized by antitrust regulators at the Justice Department. Still, the deal should pass muster because there still would be plenty of competition in the benefit consulting industry, with no barriers to prevent new firms from starting up, said Evan Stewart, a managing partner with the law firm Zuckerman Spaeder L.L.P. in New York.

Aon Corp.’s stock closed at $36.24 Friday, down $38.34 from the previous week.

© 2010 Factiva, Inc. All rights reserved.

Chicago Tribune

Aon will purchase Hewitt for $4.9B; Insurance giant to add HR consultants as health reform alters landscape By Bruce Japsen, TRIBUNE REPORTER Tribune reporter Becky Yerak contributed to this report. 498 words

13 July 2010 Chicago Tribune TRIB

Chicagoland Final 17 English

Copyright 2010, Chicago Tribune. All Rights Reserved.

Chicago-based Aon Corp. will purchase human resources consulting firm Hewitt Associates of Lincolnshire for $4.9 billion in cash and stock in a move to expand its offerings to global employers navigating the complexities of health care reform and employee financial benefits.

Aon, an insurance brokerage and consulting giant, will figure large in uninsured individuals’ and small employers’ ability to purchase health insurance once federal government subsidies are available in the next four years. Meanwhile, Hewitt’s business focuses on advising Fortune 500 companies in the areas of benefits consulting and outsourcing.

Health reform passed by Congress and signed into law four months ago by President Barack Obama will bring 32 million uninsured Americans medical care coverage. That will mean millions of new customers to insurance companies, as well as give small employers who have not provided health benefits the ability to add or enhance their employee health coverage.

“Aon will be the global leader in risk and human capital solutions,” Greg Case, chief executive of Aon, said during a conference call with analysts and investors Monday. “This makes us a leader in human capital solutions.”

Hewitt will be run by current Hewitt Chairman and Chief Executive Russ Fradin, who will become CEO of a unit called Aon Hewitt.

“This combination allows us to provide even more services for our clients and greater opportunities for our associates,” said Fradin. “It gives us more products to cross-sell.”

Fradin said Hewitt had already been looking to bolster its presence in the brokerage area. Hewitt has one of the world’s largest businesses advising global employers on health and financial benefits.

The companies expect the deal to begin benefitting Aon earnings next year.

Aon will pay $50 per share for Hewitt. That is a 41 percent premium over Hewitt’s closing price Friday of $35.40 on the New York Stock Exchange. Aon closed at $38.34 on Friday. The firms expect the deal to close by mid-November.

Aon’s stock was among the biggest percentage losers on the New York Stock Exchange Monday; it closed down 7.1 percent, at $35.62 a share. Hewitt’s stock closed up 32.2 percent, at $46.79.

© 2010 Factiva, Inc. All rights reserved.

An Aon spokesman said it’s too early to say how many local jobs will be lost. Aon’s consulting arm has about 400 Chicago-area workers, and Hewitt has about 4,000.

But Aon did say the transaction is expected to generate $355 million in annual cost savings across Aon Hewitt in 2013, primarily from reduction in back-office areas, public company costs, management overlap and technology platforms.

Hewitt has more than 4,000 workers on two campuses in Lincolnshire and is the village’s biggest publicly traded company, said Village Manager Bob Irvin.

© 2010 Factiva, Inc. All rights reserved.

Page9

Daily Herald

BUSINESS

Aon, Hewitt merge Daily Herald news services 588 words

13 July 2010

Chicago Daily Herald DHLD

L2 1 English

© 2010 Chicago Daily Herald. Provided by ProQuest Information and Learning. All Rights Reserved.

How Lincolnshire-based Hewitt Associates Inc. will look once its merger with Aon Corp. is completed in mid-November is still unknown.

But expect some type of cuts involving “redundancies,” Aon Chief Executive Officer Greg Case said during a conference call Monday.

“This combination creates a strong and compelling set of human capital across the entire industry,” Case said. “This is about growth and building our firm.”

A transition team is in place to analyze the merger. Aon has 36,000 workers and Hewitt has 23,000 workers worldwide. And whether the Lincolnshire office will remain viable is also being scrutinized, company officials said.

“While its too early to speculate on job loss, I do know that these two marquee Chicagoland companies, once combined, plan to remain in the area,” said Hewitt spokeswoman Maurissa Kanter.

Insurance conglomerate Aon said it has agreed to buy the human resources specialist and consulting firm for $4.9 billion in a cash- and-stock deal that would nearly triple the size of its consulting business.

The deal, assuming it is approved by regulators, is the companys biggest ever and dramatically expands its push into human resources consulting worldwide. Aon is the worlds largest insurance broker but trails rival Marsh & McLennan Co., whose subsidiaries include Mercer and Oliver Wyman Group, in the size of its consulting business.

Hewitt is one of the worlds biggest human resources consulting and outsourcing companies with over $3 billion in annual revenue and 23,000 employees in 32 countries.

Aon CEO Case said on a conference call that his company, based in Chicago, aims to be the pre-eminent professional services firm in the world.

“As we continue to grow our business, this merger will give us a broader portfolio of innovative products and services,” he said.

Aon said it will pay $50 per Hewitt share, a 41 percent premium over Hewitts closing price Friday of $35.40.

© 2010 Factiva, Inc. All rights reserved.

Chicago-based Morningstar analyst Bill Bergman said Aon may have overpaid.

“The transaction reflects the favorable economics of combining commercial insurance brokerage and human resources consulting businesses under one umbrella,” he said in a note to investors. “But we are concerned about the price Aon is paying.”

Aon has made dozens of

acquisitions in recent years aimed at strengthening and reorganizing the company in the face of declining insurance rates and weak economic growth.

It plans to integrate Hewitt with its existing consulting and outsourcing operations and create a new unit, Aon Hewitt. Russ Fradin, chairman and chief executive of Hewitt, will become chairman and CEO of Aon Hewitt.

Aon said it expects the deal to save $355 million annually beginning in 2013, primarily from reducing back-office areas, management overlap and public company costs and getting more from technology platforms. It said the deal will help earnings in 2011 and 2012.

Hewitt stockholders will receive $25.61 in cash and about 0.64 percent of a share in Aon stock per Hewitt share. The total payment will be $2.45 billion in cash and 64 million shares. “Its definitely going to make them a much more consulting operation than they were before,” said Paul Newsome, an analyst with Sandler ONeill & Partners LP in Chicago. “Theres going to be some scale benefits. The other thing they get is better recognition. I think from a pure consulting perspective Hewitt is a better name than Aon.”

*Daily Herald Business Writer Anna Marie Kukec contributed to this report.

© 2010 Factiva, Inc. All rights reserved.

Dow Jones

3rd UPDATE: Aon To Buy Hewitt In $4.9 Billion Cash-And-Stock Deal 743 words

12 July 2010 17:10

Dow Jones Business News DJON

English

(c) 2010 Dow Jones & Company, Inc.

(Updates value of deal and the closing stock prices in the fourth paragraph and conference call comment in the 11th paragraph.)

By Erik Holm and Nathan Becker Of DOW JONES NEWSWIRES

NEW YORK -(Dow Jones)- Aon Corp. (AON), the world’s largest insurance broker, agreed to buy human-resources firm Hewitt Associates Inc. (HEW) in a cash-and-stock deal valued at about $4.9 billion.

The deal, the largest in Aon’s history, will nearly triple the size of the company’s human-resources operations, making it a $4.3 billion business by revenue. Aon Hewitt, as the combined consulting and outsourcing operations will be known, will be run by Hewitt Chairman and Chief Executive Russ Fradin.

The transaction, expected to close by November, valued Hewitt at $50 a share when announced—a 41% premium over Friday’s closing price.

The announcement sent Aon shares down 7.1% to close Monday at $35.62, which reduces the value of the deal to about $48.27 a Hewitt share, or $4.73 billion. Shares of Hewitt closed at $46.79, up 32%.

Aon, headed by Chief Executive Greg Case, has acquired dozens of firms to expand its insurance and human-resources arms. The latest deal gives Aon a human resources operation to rival competing brokerage Marsh & McLennan Cos. (MMC), whose Mercer and Oliver Wyman units had combined consulting revenue of $4.6 billion in 2009.

“Aon is focused on being the pre-eminent professional services firm in the world,” Case said during a conference call with analysts and investors Monday. “You could not have picked a better partner as we continue the journey” toward that goal, he said.

Aon will issue 64 million shares and pay $2.45 billion in cash, a structure that it said should allow the company to maintain its current credit ratings. The cash will come from a $1 billion bank term loan and a $1.5 billion bridge loan that Aon plans to replace with the issuance of unsecured notes.

Still, Moody’s Investors Service moved its outlook on Aon’s Baa2 credit rating to negative, with analyst Bruce Ballentine saying the funding for the deal “would more than double Aon’s debt burden and reduce its financial flexibility, at least in the near term.”

© 2010 Factiva, Inc. All rights reserved.

But the ratings company and equity analyst Brian Meredith of UBS both noted that the transaction also makes Aon less exposed to the commercial insurance pricing cycle. Aon’s insurance brokerages, with revenue of $6.2 billion last year, collect fees for matching insurance buyers with the companies that sell the coverage. Those fees often fall when the price of the coverage drops—as it has for most of the past decade.

The latest deal dwarfs the Chicago company’s previous largest transaction, the $1.4 billion acquisition of reinsurance broker Benfield Group Ltd. in 2008. Hewitt has 3,000 clients, and 49% of Aon Hewitt’s operation by revenue would be from consulting. Another 40% would be benefits outsourcing.

The merger agreement came together over “many, many months” after Case approached Fradin, the two men said during the conference call. Fradin said Hewitt hadn’t considered selling itself before Aon’s approach. In fact, he said, Hewitt had earlier considered trying to pry Aon’s smaller consulting operation away from that company.

Aon said the cost of the deal will cut into its profit next year, but that operating profit will rise when restructuring-related charges are removed. With those costs included, profit is projected to increase starting in 2012 as a result of the acquisition.

The companies expect the deal to save about $355 million annually by 2013, mostly from reduction in back-office areas and other effects. The combined operation is targeting an operating margin of 20%.

Unless otherwise requested, stockholders would get $25.61 and 0.6362 share of Aon stock for each share of Hewitt.

If the merger agreement is terminated, Aon is required under certain circumstances to pay a fee to Hewitt of as much as $225 million, according to a regulatory filing. Under other circumstances not outlined in the filing, Hewitt could owe up to $190 million to Aon.

-By Erik Holm, Dow Jones Newswires; 212-416-2892; erik.holm@dowjones.com

-By Nathan Becker, Dow Jones Newswires; 212-416-2855; nathan.becker@dowjones.com [ 07-12-10 1710ET ]

© 2010 Factiva, Inc. All rights reserved.

Globe and Mail

Business

Aon to buy Hewitt for $4.9-billion; Deal allows insurance broker to expand consultancy operations 454 words

12 July 2010

The Globe and Mail (Breaking News) GMBN

English

2010 CTVglobemedia Publishing Inc. All Rights Reserved.

Chicago —

Insurance conglomerate Aon Corp. said Monday it has agreed to buy human resources specialist Hewitt Associates for $4.9-billion in a cash-and-stock deal that would nearly triple the size of its consulting business.

The deal, assuming it is approved by regulators, is the company’s biggest ever and dramatically expands its push into human resources consulting worldwide. Aon is the world’s largest insurance broker but trails rival Marsh & McLennan Co., whose subsidiaries include Mercer and Oliver Wyman Group, in the size of its consulting business.

Hewitt, based in Lincolnshire, Ill., is one of the world’s biggest human resources consulting and outsourcing companies with over $3-billion in annual revenue and 23,000 employees in 32 countries.

Aon CEO Greg Case said on a conference call that his company, based in Chicago, aims to be the preeminent professional services firm in the world.

“As we continue to grow our business, this merger will give us a broader portfolio of innovative products and services,” he said.

Aon said it will pay $50 per Hewitt share, a 41 per cent premium over Hewitt’s closing price Friday of $35.40.

That sent Hewitt shares up $11.32, or 32 per cent, to $46.72 in afternoon trading while Aon shares fell $2.87, or 7.5 per cent, to $35.47.

Morningstar analyst Bill Bergman said Aon may have overpaid.

“The transaction reflects the favourable economics of combining commercial insurance brokerage and human resources consulting businesses under one umbrella,” he said in a note to investors. “But we are concerned about the price Aon is paying.”

Aon has made dozens of acquisitions in recent years aimed at strengthening and reorganizing the company in the face of declining insurance rates and weak economic growth. It has more than 36,000 employees in over 100 countries.

© 2010 Factiva, Inc. All rights reserved.

It plans to integrate Hewitt with its existing consulting and outsourcing operations and create a new unit, Aon Hewitt. Russ Fradin, chairman and chief executive of Hewitt, will become chairman and CEO of Aon Hewitt.

Aon said it expects the deal to save $355-million annually beginning in 2013, primarily from reducing back-office areas, management overlap and public company costs and getting more from technology platforms. It said the deal will help earnings in 2011 and 2012.

Hewitt stockholders will receive $25.61 in cash and about 0.64 per cent of a share in Aon stock per Hewitt share. The total payment will be $2.45-billion in cash and 64 million shares.

The deal is expected to close by mid-November.

© 2010 Factiva, Inc. All rights reserved.

New York Times

Business; Dealbook; DealBook

Aon to Buy Hewitt for $4.9 Billion By DEALBOOK

243 words

12 July 2010 NYT Blogs NYTB English

© 2010 The New York Times Company. All rights reserved

The Aon Corporation, the insurance broker, said Monday that it agreed to buy human resources company Hewitt Associates for $4.9 billion in cash and stock to expand its consulting operations.

The insurance broker will pay $50 a Hewitt share. That is a 41 percent premium from Hewitt’s closing price Friday of $35.40, according to The Associated Press.

Aon, based in Chicago, plans to integrate Hewitt with its existing consulting and outsourcing operations and create a new unit, Aon Hewitt, after the deal closes.

Hewitt, based in Lincolnshire, Ill., is a human resources consulting and outsourcing company.

Aon said it expected the dealwould save $355 million a year beginning in 2013. It said the deal will help earnings in 2011 and 2012.

Hewitt stockholders will receive $25.61 in cash and about 0.64 percent of a share in Aon stock for each Hewitt share. The total payment will be $2.45 billion in cash and 64 million shares.

The deal is expected to close by mid-November.

Aon was advised by Credit Suisse and the law firm Sidley Austin. Hewitt was advised by Citigroup and the law firms Debevoise & Plimpton and Paul, Weiss, Rifkind, Wharton & Garrison.

© 2010 Factiva, Inc. All rights reserved.

Reuters

UPDATE 5-Aon to buy Hewitt for $4.9 bln, creates HR giant 960 words

12 July 2010 06:24 Reuters News LBA

English

(c) 2010 Reuters Limited

* Values Hewitt at $50 per share, a 41 percent premium

* Deal to add to Aon’s 2011 adjusted EPS

* Hewitt CEO to lead merged unit, Aon Hewitt

* Aon closed down 7 pct, Hewitt up 32 pct (Adds termination fee details in paragraphs 24 and 25, share closing)

By Paritosh Bansal and Amulya Nagaraj

NEW YORK/BANGALORE, July 12 (Reuters)—Aon Corp will spend $4.9 billion to buy Hewitt Associates Inc , in an aggressive bid to leapfrog archrival Marsh and McLennan and create the world’s largest human resource services company.

Aon, in its largest-ever deal, would issue 64 million shares and pay a 41 percent premium for Hewitt. The deal did not sit well with shareholders who knocked Aon’s stock price down as much as 8.5 percent to $35.10 in regular trade on the New York Stock Exchange.

“They are using a significantly undervalued stock to pay for it,” Stifel, Nicolaus & Co analyst Meyer Shields said. “It is going to be fairly tough for Aon to cross-sell its products into Hewitt’s customer base.”

Aon Chief Executive Greg Case, who had been eyeing Hewitt for a while, approached Russ Fradin, his counterpart at the HR firm, in early June with an informal offer, starting one-on-one talks that led to the agreement, sources close to the deal said.

Aon, the world’s largest insurance brokerage, announced on Monday a $50 per share offer for Hewitt, consisting of $25.61 in cash and 0.6362 in Aon stock.

The deal comes amid a trend toward consolidation in HR services in the last few years as firms look to cut costs amid tough economic times, search for efficiencies and scale and eye global markets, especially in emerging countries.

Marsh’s Mercer consulting business had revenue of $3.3 billion in 2009. Marsh shares were off 2.3 percent to $22.59 on the NYSE. <^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^ For a graphic, click on http://link.reuters.com/dym96m [http://link.reuters.com/dym96m] For further details on financing, click on [ID:nRLP14326a] ^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^>

It surpasses the $4 billion Towers Perrin and Watson Wyatt merger, which created the world’s largest HR consultants when it closed in January 2010.

© 2010 Factiva, Inc. All rights reserved.

Aon bought Benfield, a London-based reinsurance broker, in 2008, and was looking to grow its consulting business. Aon’s consulting business had 2009 revenue of about $1.2 billion. With the Hewitt purchase, its revenue would grow to $4.3 billion.

Its bid is a preemptive move, as it believed others might have been interested in Hewitt as well, said the sources, who requested anonymity because they were not authorized to speak publicly about the deal.

“If he really wanted to become the biggest and the best in HR services, Hewitt was the last and only deal to make that happen,” one of the sources said, referring to Case.

Hewitt provides services such as creating and managing retirement programs, designing and delivering health programs, reducing HR costs and attracting and rewarding talent.

The two businesses do not overlap much, with Aon tending to focus on middle-market companies while Hewitt focuses large companies, the second source said.

Aon expects the deal to add to 2011 and 2012 earnings and generate about $355 million in annual cost savings in 2013, primarily from reduction in back-office areas.

An added attraction for Aon was the Hewitt brand and the chance to bring its consulting business under it, the source said.

Aon plans to integrate Hewitt with its existing consulting and outsourcing operation. The combined unit would be named Aon Hewitt and headed by Fradin, who would report to Case.

RICH PREMIUM

The offer is 41 percent more than Hewitt’s closing stock price on Friday, and 14 percent more than Hewitt’s all-time high, reached in December.

Hewitt shares went up as much as 34 percent to $47.42 in regular trade on the NYSE.

Morningstar analyst Bill Bergman said he was concerned about the premium, which he said implied a fair value loss for Aon’s shareholders of $3 per share.

The price is at a multiple of about 7.5 times Hewitt’s fiscal year 2010 consensus estimates earnings before interest, taxes, depreciation and amortization (EBITDA).

The multiple is a “higher multiple than Hewitt’s shares have seen in quite some time,” said Timothy McHugh, an analyst at William Blair & Co.

But taking the synergies into account, the multiple is closer to 5 times EBITDA, McHugh said, adding that at that level the “price isn’t exceptionally high.”

The insurance brokerage has financing commitments from Credit Suisse and Morgan Stanley for a three-year $1 billion bank term loan and a $1.5 billion bridge loan facility.

Hewitt will have to pay a termination fee of $85 million or $190 million, as applicable, to Aon if the deal falls through, a filing with the U.S. Securities and Exchange Commission showed.

Aon will have to pay $190 million as termination fee to Hewitt, or $225 million if the deal is terminated due to Aon’s failure to get required financing, the filing showed.

© 2010 Factiva, Inc. All rights reserved.

The deal is expected to close by mid-November. Credit Suisse acted as financial adviser to Aon, and Sidley Austin LLP is serving as legal counsel. Citigroup Global Markets served as exclusive financial advisor to Hewitt, and Debevoise & Plimpton LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are serving as legal counsel. (Reporting by Paritosh Bansal in New York and Amulya Nagaraj, Abhinav Sharma and Sweta Singh in Bangalore; Editing by Saumyadeb Chakrabarty and Robert MacMillan)

© 2010 Factiva, Inc. All rights reserved.

The Times of India

India Business

Hewitt-Aon merger will redefine HR space

Mini Joseph Tejaswi

406 words

13 July 2010

The Times of India

English

(c) 2010 The Times of India Group

BANGALORE: The merger of Chicago-based HR consulting firm Hewitt Associates with Aon Corporation, an insurance broking company will create the mother of all human resource outsoucing firms that exist in the market today. Industry experts say, the merger will have a significant effect on India, which is currently the largest employment hub but a very nascent HRO market.

Hewitt has a strong presence in the country. It has a captive call centre in Gurgaon that employs 2,000 people. Another 600 of its people are working as HR consultants and outsourcers. Hewitt currently helps more than 3,000 clients and their employees around the world of which a few hundreds companies are in India. Aon already has presence in the country through a joint venture with global insurance services called Aon global.

Commenting on the rationale of an insurance broking firm taking over an HR firm, Manish Sabrawal, MD, TeamLease said, “These are clearly two different businesses, but a lot of synergy possible in terms of cross selling insurance and HR products/solutions.”

According to Amitabh Das, CEO of a Bangalore-based recruitment process outsourcing firm, Vati Consulting, “Aon is into selling insurance schemes and if they own an organisation that does employee pay roll processing, employee benefits processing or compensation processing etc, it makes them easier to push all their products through the same customer window.”

Following the close of the transaction, Aon intends to integrate Hewitt with its existing consulting and outsourcing operations (Aon Consulting) and operate the segment globally under the newly created Aon Hewitt brand, said an official communique mailed to TOI.

Commenting on the strategic rationale of the transaction, the company said the combined entity will create a global leader in human capital solutions, benefiting clients, associates and stockholders in several ways. The transaction is expected to generate approximately $355 million in annual cost savings across Aon Hewitt in 2013, primarily from reduction in back-office areas, public company costs, management overlap and leverage of technology platforms.

The company expects to achieve an operating margin in Aon Hewitt of 20%.

Primarily through anticipated synergies and greater economies of scale, expects to deliver improved operational performance and a long-term operating margin of 20%, apart from a value creation of $1.5 billion for share holders, said the communique.

(With additional input by Rahul)

© 2010 Factiva, Inc. All rights reserved.

The Times (UK)

Business

Insurance giant has taste for human resources

The Times (UK)

Christine Seib New York

13 July 2010

The world’s largest insurance broker is to buy the human resources consultancy Hewitt Associates for $4.9 billion. In what would be its biggest deal to date, Aon will combine Hewitt with its Aon Consulting unit to create Aon Hewitt, a consulting and outsourcing business with combined revenues of $4.3 billion (£2.86 billion).

The insurance broker will pay $50 per share — half in cash and half in Aon stock — to acquire Hewitt, in a deal expected to close in November. The offer is at a 41 per cent premium to Hewitt’s $35.40 closing share price last Friday.

After news of the takeover broke yesterday, Hewitt shares soared by more than 32 per cent in New York to close at $46.79 per share. Aon shares were down 7 per cent at $35.62.

Restructuring costs of $249 million will eat into Aon’s earnings in 2011 and 2012, but the deal is expected to generate $355 million in annual cost savings in 2013.

Aon has a global workforce of 36,000, with 5,400 people employed in Britain, most of whom work in the insurance business. Hewitt employs 23,000 worldwide, with 1,650 staff in the UK. An Aon spokesman said that it was too early to speculate on job losses, but he added that the businesses were largely complementary, because Aon concentrated on advising midmarket companies and Hewitt specialised in large corporates.

Greg Case, Aon’s chief executive, said that his company was focused on being the “pre-eminent professional services firm in the world . You couldn’t have picked a better partner as we continue the journey.” Russ Fradin, Hewitt’s chairman and chief executive, will lead the newly combined business.

The deal will help to balance Aon’s revenues, of which 83 per cent come from insurance brokerage and 17 per cent from consultancy. After the deal, the balance will become 60 per cent brokerage and 40 per cent consultancy, according to Moody’s.

With the entire cash component of the deal funded by financing agreements with Credit Suisse and Morgan Stanley, the takeover will more than double Aon’s existing debt burden of $2.1 billion, Moody’s said. The ratings agency changed its outlook on Aon from “stable” to “negative”.

© 2010 Factiva, Inc. All rights reserved.

Wall Street Journal

MANAGEMENT

23B Consolidating Consultants: Aon Agrees to Buy Hewitt

24B JULY 13, 2010

25BB Y JOANN S. LUBLIN AND DANA MATTIOLI

In another sign of consolidation in the management-consulting industry, Aon Corp. agreed to buy Hewitt Associates Inc. in a cash-and-stock deal valued at about $4.9 billion.

The two are the latest consulting-industry players to flirt or agree to a deal in recent weeks as firms seek to get bigger to woo more global business. The industry is still suffering from recessionary aftershocks. While work volume has rebounded, average billing rates remain depressed.

As a result, bigger firms are looking for ways to grow through acquisitions. And some are finding opportunities to snap up bargains as smaller firms seek the heft to compete.

Midsize firms A.T. Kearney Inc. and Booz & Co. explored a possible merger for about six months before calling off talks last week. Deloitte LLP is hunting for acquisitions. So is PricewaterhouseCoopers LLP, which is in talks to buy Diamond Management & Technology Consultants Inc. for about $50 million, according to a person familiar with the matter.

Russell Fradin

“You will continue to see more consolidation in the sector,” predicted Timothy McHugh, a consulting-industry analyst for William Blair & Co. in Chicago. Firms keen to make acquisitions “are looking for global scale, diversity and additional products and services to cross sell to their clients,” he said.

The global management-consulting business is a far cry from its heyday a decade ago, when it experienced double-digit revenue growth, added Tom Rodenhauser, an industry analyst and the editor of the newsletter Consultants News.

© 2010 Factiva, Inc. All rights reserved.

The industry’s world-wide revenue sank about 10% last year to $170 billion, and “we are looking at 2% growth per year over the next four to five years,” he said. Corporate clients are also evaluating consultants’ services more skeptically.

At the same time, the biggest firms, such as McKinsey & Co., are gaining more clout, leaving midsized players vulnerable. The biggest 10 consulting firms controlled about 38% of global revenue in 2009. Within five years, the industry’s giants will “control half the market,” Mr. Rodenhauser predicted.

Industry watchers expect such large firms as Deloitte, PwC, Accenture PLC and Towers Watson & Co.— itself the creation of a merger completed earlier this year—to get more aggressive about acquisitions, with smaller firms in their crosshairs.

One possible target is midsized Hay Group, said Mr. Rodenhauser. A Hay spokesman declined comment.

The Hewitt deal, the largest in insurance broker Aon’s history, would nearly triple the size of the company’s human-resources operations, making it a $4.3 billion business by revenue. Aon Hewitt, as the combined consulting and outsourcing operation will be known, would be run by Hewitt Chief Executive Russ Fradin.

Aon has acquired dozens of firms to expand the company’s insurance and human-resources arms. The latest deal would give Aon a human-resources consulting operation to rival competing brokerage Marsh & McLennan Cos., whose Mercer and Oliver Wyman units had combined consulting revenue of $4.6 billion in 2009.

In an interview, Aon CEO Greg Case said the Hewitt takeover means Aon will be able to offer management-consulting advice more effectively in 120 countries where it already provides risk-management and insurance services because Hewitt’s consulting brand is stronger.

Mr. Case said he first approached Hewitt’s Mr. Fradin a year ago because “our clients were asking for greater global reach” as they faced increasingly complex issues. Takeover talks intensified during the past two months, he added.

PricewaterhouseCoopers Chairman Robert Moritz expects more consolidation in the industry. “People are looking for ways to enhance revenue and gain market share, so acquisitions in your direct critical core competencies as well as expanding your portfolio are going to be a continued trend,” he said.

Mr. Moritz is looking at a number of acquisitions. He said that he wants larger, transformational purchases as well as niche deals to bring specialized skill sets such as regulatory know-how.

He also noted that consultants are continuing to have trouble getting revenue growth through big across-the-board price increases. As we’ve seen volume increases we’ve tried to raise some pricing in a balanced way,” he says. He said that he expects the pricing pressure to continue for the next couple of years as customers “expect more for less.”

—Nathan Becker contributed to this article.

Write to Joann S. Lublin at joann.lublin@wsj.com and Dana Mattioli at dana.mattioli@wsj.com

© 2010 Factiva, Inc. All rights reserved.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC

© 2010 Factiva, Inc. All rights reserved.

when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

© 2010 Factiva, Inc. All rights reserved.